03 JUL -9 AM 7:21



Rabobank Nederland

Sender *UC G-654, Postbus 17100, 3500 HG Utrecht*

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Visiting address *Croeselaan 18, Utrecht*

Telephone *(00) 31 302162615*
Fax *(00)31 302161928*

Our reference BB/jcd
Date 2 july 2003


03024375

Subject Rabobank Nederland **Rule 12g3-2(b) File No. 82-5010**

SUPPL

Dear Sir or Madam,

The enclosed press releases from the period June 2003 and the Pricing Supplements of June 2003 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Very truly yours,
Rabobank Nederland

Prof.dr.ir. Bert Bruggink
Director Control Rabobank Group

dlw 7/8


Rabobank


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LATEST NEWS

RABOBANK (BUSINESS) BANK OF THE YEAR

02-06-2003

Joint research carried out by research agency Vallstein and Dutch financial newspaper Het Financieele Dagblad has rated Rabobank as the best business bank.

The researchers named Rabobank "Bank of the Year 2003"as part of a survey of the quality of banking services involving more than 5000 Dutch businesses with turnover in excess of EUR 10 million. The research was carried out earlier this year and will be repeated annually.

The average mark awarded to Rabobank by the companies was 7.4 on a scale of 1 to 10. The average for all Dutch banks was 7.0.
In those areas in which Rabobank particularly strives to excel in its customer relationships, it scored well above the benchmark. The bank was awarded an 8.3 by its customers (benchmark: 7.9) for the quality of its products. The approachability and accessibility of its Relationship Managers was rated 7.8 (benchmark: 7.5) and for "clearly investing in a long-term relationship" Rabobank's customers awarded it a score of 7.3 (benchmark: 6.6).

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Press Relations
PO-box 17100
3500 HG Utrecht
The Netherlands
telephone: +31 30 216 3904
telefax: +31 30 216 1916
pressoffice@rn.rabobank.nl

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LATEST NEWS

RABOBANK SIGNS 'EQUATOR PRINCIPLES'

05-06-2003

Rabobank has signed the "Equator Principles" of the IFC, the private-sector investment arm of the World Bank. It encompasses a voluntary set of guidelines developed by the banks for managing social and environmental issues related to the financing of development projects.

Rabobank is among nine other major international banks, including ABN AMRO. At 2.30pm this afternoon the IFC gave a more detailed explanation of the "Equator Principles" initiative during a press conference in Washington D.C.

"Sound business principles are essential for sustainable development all over the globe," said Bart Jan Krouwel, Rabobank Managing Director Sustainability and Social Innovation. "Business and entrepreneurship in developing countries has to go hand in hand with good citizenship and transparent corporate governance. Therefore, I am delighted that so many players in the financial sector got their responsibility and agreed to follow the Equator Principles for project finance covering all industries and business sectors. Rabobank is convinced, as a major worldwide financial services provider in the food & agribusiness that this is the way forward to a sustainable society."

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CONTACT INFORMATION

Press Relations
PO-box 17100
3500 HG Utrecht
The Netherlands
telephone: +31 30 216 3904
telefax: +31 30 216 1916
pressoffice@rn.rabobank.nl

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LATEST NEWS

RABOBANK GROUP PERFORMING POSITIVELY

06-06-2003

H. Heemskerk, Chairman of the Executive Board, reports to the general meeting.
- Outlook for 2003: limited increase in profit
- Strategy: strengthen market leadership
- En route to 2005: strong local 'Nearby' banks

The Rabobank Group had a positive first quarter despite the economic decline, the war in Iraq and the difficult stock exchange climate. Barring unforeseen circumstances, the Rabobank continues to expect a 'limited increase' in operational profit in 2003. This was reported by H. Heemskerk, Chairman of the Executive Board, at the general meeting of Rabobank Nederland held in Utrecht this afternoon.

The general meeting is the big annual 'Rabo Day' that all the local member Rabobanks - currently 345 in total - attend as 'members' of the 'central' Rabobank Nederland. The annual figures are presented for approval and the Executive Board and the Supervisory Board render account.
Today was the first 'major' event for Heemskerk, who was appointed Chairman of the Executive Board of Rabobank Nederland six months ago.

Looking back over last year, Heemskerk said that 2002 was a 'difficult and turbulent year': 'It was certainly not a bad year considering the circumstances; in fact it was a year that, on the whole, we can be justifiably proud of.' The net result in 2002 included a 4 percent growth in profits. Heemskerk reported that growth in income has come under pressure in the first quarter of 2003 (recession, lower stock exchange), but that the cost-savings programmes are on schedule. Cost control remains essential at both Rabobank Nederland and the local member banks.

'Current developments allow us to maintain our forecast of a limited improvement in operating profit this year. And this is quite an achievement following a quarter characterized by recession and war.'

Heemskerk's 'strategic aim' is to make the Rabobank the 'largest and most innovative Allfinanz group in the Netherlands' and to develop internationally into 'the best food & agri bank.'
The Rabobank does not have concrete merger plans at this time. Heemskerk: 'Let's become the largest and best Dutch bank first. We will then gain the best European partner as a matter of course.'

The Rabobank wants to maintain its position in the areas in which it is already market leader (mortgages, saving, payments, retail banking, internet, the agricultural sector, small- and medium-sized businesses). And it aims to grow in those areas in which

CONTACT INFORMATION

Press Relations
PO-box 17100
3500 HG Utrecht
The Netherlands
telephone: +31 30 216 3904
telefax: +31 30 216 1916
pressoffice@rn.rabobank.nl



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LATEST NEWS

RABOBANK ISSUES EUR 1 BILLION EUROBOND

18-06-2003

Rabobank has issued a EUR 1 billion benchmark Eurobond. The issue is arranged by Barclays Capital, BNP Paribas and Rabobank International.

Issuer: Rabobank Nederland

Currency: EUR 1 billion

Status: senior, unsubordinated

Coupon: 3.25 % annually

Issue date: 25 June 2003

Maturity: 25 June 2010

Redemption Price: 100%

Issue price: 99.661 %

Denominations: EUR 1,000 EUR 10,000 EUR 100,000

Listing: Euronext Amsterdam

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CONTACT INFORMATION

Press Relations
PO-box 17100
3500 HG Utrecht
The Netherlands
telephone: +31 30 216 3904
telefax: +31 30 216 1916
pressoffice@rn.rabobank.nl



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NV

03 JUN -2 7:21

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.

(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.

(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated with limited liability in the Australian Capital Territory
RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 50,000,000,000
Global Medium-Term Note Programme
due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 719A TRANCHE NO: 1
USD 20,000,000 ZERO COUPON CALLABLE NOTES DUE 3 JUNE 2033

Issue Price: 100 per cent.

BNP PARIBAS

The date of this Pricing Supplement is 30 May 2003.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 31 December 2002 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2002.

1		Issuer:	Coöperatieve Centrale Raiffeisen Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	719A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States Dollars ("USD")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD20,000,000
	(ii)	Tranche:	USD20,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		USD100,000
7	Issue Date:		3 June 2003
8	Maturity Date:		3 June 2033
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax):		No
10	Interest Basis:		Zero Coupon (see further particulars in clause 19 below)
11	Redemption/Payment Basis:		The Notes will be redeemed as set out in items 22,24 and 25 below.
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Call (further particulars specified below)
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Not Applicable
18	**Floating Rate Provisions**	Not Applicable

19	**Zero Coupon Note Provisions**	Not Applicable
	Amortisation Yield (Condition 7(b)):	6.35 per cent. per annum
	(i) Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
	(ii) Any other formula/basis of determining amount payable:	Not Applicable
20	**Index Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable
	(i) Optional Redemption Dates:	On 3 June in each year from and including 3 June 2004 to and including 3 June 2032
	(ii) Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	As set out in the Call Option Schedule hereto
	(iii) If redeemable in part:	Not Applicable
	(iv) Option Exercise Dates:	Not Applicable
	(v) Description of any other Issuer's option:	Not Applicable
	(vi) Notice period (if other than as set out in the Conditions):	Not less than five (5) London and New York Business Days notice prior to the Optional Redemption Date.
23	**Put Option**	Not Applicable
24	**Final Redemption Amount**	634.051928 per cent. of the Aggregate Nominal Amount (which for the avoidance of doubt equates to USD 126,810,386.00)
25	**Early Redemption Amount**	Applicable
	(i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7 (c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the

			Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7 (c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26		**Form of Notes:**	**Bearer Notes**
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent global note.
	(ii)	Applicable TEFRA exemption:	D Rules
27		Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London
28		Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29		Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30		Details relating to Instalment Notes:	Not Applicable
31		Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32		Consolidation provisions:	Not Applicable
33		Other terms or special conditions:	Not Applicable

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable

	(iii)	Dealer's Commission:	Not Applicable
35		If non-syndicated, name of Dealer:	BNP PARIBAS
36		Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

37	ISIN Code:	XS0169427076
38	Common Code:	16942707
39	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s) identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Principal Paying Agent

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of Euro 0.858895 producing a sum of (for Notes not denominated in Euro):	Euro 17,177,906
44	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	30 May 2003
46	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

By: 

Duly authorised

ANNEX

Call Option Schedule	
Optional Redemption Dates	**Optional Redemption Amounts** (Being the Aggregate Principal Amount **plus** the relevant amount set out below)
3 June 2004	USD1,270,000
3 June 2005	USD2,620,645
3 June 2006	USD4,057,056
3 June 2007	USD5,584,679
3 June 2008	USD7,209,306
3 June 2009	USD8,937,097
3 June 2010	USD10,774,603
3 June 2011	USD12,728,790
3 June 2012	USD14,807,068
3 June 2013	USD17,017,317
3 June 2014	USD19,367,917
3 June 2015	USD21,867,779
3 June 2016	USD24,526,383
3 June 2017	USD27,353,809
3 June 2018	USD30,360,776
3 June 2019	USD33,558,685
3 June 2020	USD36,959,661
3 June 2021	USD40,576,600
3 June 2022	USD44,423,214
3 June 2023	USD48,514,088
3 June 2024	USD52,864,732
3 June 2025	USD57,491,643
3 June 2026	USD62,412,362
3 June 2027	USD67,645,547
3 June 2028	USD73,211,040
3 June 2029	USD79,129,941
3 June 2030	USD85,424,692
3 June 2031	USD92,119,160
3 June 2032	USD99,238,726

NV

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc
Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 732A
TRANCHE NO: 1
USD 17,000,000 2 Year non-callable Zero Coupon Notes due 2033

Issue Price: 100 per cent

Credit Suisse First Boston (Europe) Limited

The date of this Pricing Supplement is 6 June 2003.

INVESTMENT CONSIDERATIONS

The Notes involve complex risks including interest rate risk.

Before buying Notes, investors should carefully consider, among other things, (i) the trading price of the Notes, (ii) any change(s) in interim interest rates and (iii) any related transaction costs.

It is not possible to predict the price at which Notes will trade in the secondary market or whether such market will be liquid or illiquid. Any Notes so purchased may be held or resold or surrendered for cancellation. The secondary market for Notes may be limited. The only way in which a holder can realise value from a Note prior to the Maturity Date in relation to such Note is to sell it at its then market price in an available secondary market.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (together the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc, by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 31 December 2002 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2002.

1	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	732A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States Dollars ("USD")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 17,000,000
	(ii)	Tranche:	USD 17,000,000
5	(i)	Issue Price:	100 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	USD 17,000,000
6	Specified Denominations:		USD 100,000
7	Issue Date:		11 June 2003
8	Maturity Date:		11 June 2033, subject to adjustment in accordance with the Modified Following Business Day Convention
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Zero Coupon
11	Redemption/Payment Basis:		See Appendix
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Call (further particulars specified below)
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Not Applicable
18	**Floating Rate Provisions**	Not Applicable

19	**Zero Coupon Note Provisions**	See Appendix
	(i) Amortisation Yield (Condition 7(b)):	6.30 per cent. per annum
	(ii) Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
	(iii) Any other formula/basis of determining amount payable:	Not Applicable
20	**Index Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	On each anniversary date of the Issue Date from and including 11 June 2005 to but excluding 11 June 2033, each such date subject to adjustment in accordance with the Modified Following Business Day Convention
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	See Appendix
	(iii)	If redeemable in part:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period (if other than as set out in the Conditions):	The Issuer shall give notice of its intention to redeem the Notes, in whole or in part, no later than 5 Business Days prior to the relevant Optional Redemption Date
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		See Appendix
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes

	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
30	Details relating to Instalment Notes:		Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
32	Consolidation provisions:		Not Applicable
33	Other terms or special conditions:		Not Applicable

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealer's Commission:	Not Applicable
35	If non-syndicated, name of Dealer:		Credit Suisse First Boston (Europe) Limited
36	Additional selling restrictions:		Not Applicable

OPERATIONAL INFORMATION

37	ISIN Code:		XS0169938916
38	Common Code:		16993891

39	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
	(i) The Depositary Trust Company	
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	The Calculation Agent shall be determined in accordance with the provisions of the Offering Circular Deutsche Bank AG London as Fiscal Agent and Paying Agent

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.852761, producing a sum of (for Notes not denominated in Euro):	14,496,937
44	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	6 June 2003
46	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

By: 

Duly authorised

Appendix

Interest will accrue and be compounded on the Notes on each date, at such rates and in such amounts as set out in the schedule below. Interest will not be paid on the Notes except on the Maturity Date or if redeemed earlier in accordance with paragraph 22 above. The amount of Interest that will be paid on the Maturity Date or on any Optional Redemption Date will be determined in accordance with such schedule.

Schedule

Date (as adjusted in accordance with the Modified Following Business Day Convention)	Rate of interest	Interest per Note
11/06/2003	0.000000%	0.00
11/06/2004	6.300000%	6,300.00
11/06/2005	12.996900%	12,996.90
11/06/2006	20.115705%	20,115.70
11/06/2007	27.682994%	27,682.99
11/06/2008	35.727023%	35,727.02
11/06/2009	44.277825%	44,277.83
11/06/2010	53.367328%	53,367.33
11/06/2011	63.029470%	63,029.47
11/06/2012	73.300326%	73,300.33
11/06/2013	84.218247%	84,218.25
11/06/2014	95.823997%	95,824.00
11/06/2015	108.160908%	108,160.91
11/06/2016	121.275046%	121,275.05
11/06/2017	135.215373%	135,215.37
11/06/2018	150.033942%	150,033.94
11/06/2019	165.786080%	165,786.08
11/06/2020	182.530603%	182,530.60
11/06/2021	200.330031%	200,330.03
11/06/2022	219.250823%	219,250.82
11/06/2023	239.363625%	239,363.63
11/06/2024	260.743534%	260,743.53
11/06/2025	283.470376%	283,470.38
11/06/2026	307.629010%	307,629.01
11/06/2027	333.309638%	333,309.64
11/06/2028	360.608145%	360,608.14
11/06/2029	389.626458%	389,626.46
11/06/2030	420.472925%	420,472.92
11/06/2031	453.262719%	453,262.72
11/06/2032	488.118270%	488,118.27
11/06/2033	525.169721%	525,169.72

NV

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated with limited liability in the Australian Capital Territory)
RABOBANK IRELAND PLC
(a company incorporated with limited liability in Ireland)

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
SERIES NO: 716A
TRANCHE NO: 1

HUF 7,000,000,000 5.25 per cent. Notes 2003 due 6 June 2006

TD Securities

Rabobank International

Banca IMI

Banque et Caisse d'Epargne de l'Etat, Luxembourg

Caboto

Deutsche Bank

KBC International Group

LMF Servizi Finanziari SA

UniCredit Banca Mobiliare

The date of this Pricing Supplement is 3 June 2003

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

<u>The Netherlands:</u>

Each Manager has agreed and represented that the Notes qualify as "Euro-securities" within the meaning of the 1995 Exemption regulation (Vrijstellingsregeling Wet toezicht effectenverkeer 1995) i.e. that:

(a) the Notes are subscribed for and placed by a syndicate of which at least two members are established in different states that are a party to the Agreement on the European Economic Area;

(b) 60% or more of the Notes is placed by syndicate members established in one or more states other than the state where the Issuer is established; and

(c) the Notes may only be subscribed for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred to under paragraphs 7 and 8 of Annex I to Directive nr. 2000/12/EC.

Each Manager has represented and agreed that it shall not at any time conduct anywhere in the world a general advertising or canvassing campaign in relation to the Notes.

<u>Hungary:</u>

Each Manager has acknowledged that no permit of the Hungarian Financial Supervisory Authority has been obtained and has represented, warranted and agreed that it has not offered, sold or

delivered, and that it will not offer, sell or deliver, any Notes in the Republic of Hungary, other than in accordance with all applicable provisions of Act CXX of 2001 on the Capital Market.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2002 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2002.

In connection with this issue, The Toronto-Dominion Bank or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the Issue Date. However, there may be no obligation on The Toronto-Dominion Bank or any person acting for it to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	716A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Hungarian Forint ("HUF")
4	Aggregate Nominal Amount:		
	(i)	Series:	HUF 7,000,000,000
	(ii)	Tranche:	HUF 7,000,000,000
5	(i)	Issue Price:	100.845 per cent. of the Aggregate Nominal Amount of the Tranche
	(ii)	Net proceeds:	HUF 6,962,900,000 (less agreed expenses)
6	Specified Denominations:		HUF 1,000,000 and HUF 10,000,000
7	Issue Date:		6 June 2003
8	Maturity Date:		6 June 2006
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		Not Applicable
10	Interest Basis:		5.25 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	Fixed Rate Note Provisions		Applicable
	(i)	Rate of Interest:	5.25 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	6 June in each year commencing on 6 June 2004 and ending on 6 June 2006
	(iii)	Fixed Coupon Amount(s):	HUF 52,500 on each denomination of HUF 1,000,000 and HUF 525,000 on each denomination of HUF 10,000,000
	(iv)	Broken Amount:	Not Applicable

	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s):	Interest Payment Date
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	Floating Rate Provisions		Not Applicable
19	Zero Coupon Note Provisions		Not Applicable
20	Index Linked Interest Note Provisions		Not Applicable
21	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option		Not Applicable
23	Put Option		Not Applicable
24	Final Redemption Amount		Nominal Amount
25	Early Redemption Amount		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	Upon issue the Notes will be represented by a Temporary Global Note. The Temporary Global Note will be exchangeable for Definitive Notes on or after a date which is expected to be 17 July 2003 upon certification as to non-U.S. beneficial ownership
	(ii)	Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		London and Budapest

28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	Not Applicable

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	The Toronto-Dominion Bank Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Banca IMI S.p.A. Banque et Caisse d'Epargne de l'Etat, Luxembourg Caboto SIM S.p.A. Deutsche Bank AG London KBC Bank NV LMF Servizi Finanziari SA UniCredit Banca Mobiliare S.p.A.
	(ii)	Stabilising Agent (if any):	The Toronto-Dominion Bank
	(iii)	Manager's Commission:	Combined Management and Underwriting Commission: 0.1875 per cent. of the Nominal Amount of the Notes. Selling Concession: 1.1875 per cent. of the respective Nominal Amount of the Notes
35		If non-syndicated, name of Dealer:	Not Applicable
36		Additional selling restrictions:	The Netherlands: Each Manager has agreed and represented that the Notes qualify as "Euro-securities" within the meaning of the 1995 Exemption regulation (Vrijstellingsregeling Wet toezicht effectenverkeer 1995) i.e. that:

		(a) the Notes are subscribed for and placed by a syndicate of which at least two members are established in different states that are a party to the Agreement on the European Economic Area; (b) 60% or more of the Notes is placed by syndicate members established in one or more states other than the state where the Issuer is established; and (c) the Notes may only be subscribed for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred to under paragraphs 7 and 8 of Annex I to Directive nr. 2000/12/EC. Each Manager has represented and agreed that it shall not at any time conduct anywhere in the world a general advertising or canvassing campaign in relation to the Notes. Hungary: Each Manager has acknowledged that no permit of the Hungarian Financial Supervisory Authority has been obtained and has represented, warranted and agreed that it has not offered, sold or delivered, and that it will not offer, sell or deliver, any Notes in the Republic of Hungary, other than in accordance with all applicable provisions of Act CXX of 2001 on the Capital Market.

OPERATIONAL INFORMATION

37	ISIN Code:	XS0169375929
38	Common Code:	16937592
39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, and Paying Agent and Deutsche Bank Luxembourg S.A. and Banque Générale du Luxembourg S.A. as Paying Agents

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.004073, producing a sum of (for Notes not denominated in Euro):	Euro 28,511,000
44	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	3 June 2003
46	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

By: 

Duly authorised